Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP TO RELEASE FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER OF FISCAL 2014 ON AUGUST 8, 2013

VANCOUVER, British Columbia – July 30, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) today announced that its unaudited financial and operating results for the period ended June 30, 2013 will be released on Thursday, August 8, 2013 after market close.

With effect from this quarterly reporting period, the Company has discontinued with the practice of hosting analyst conference calls following the release of its financial and operating results.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Silvercorp Metals Inc.
Investor Relations
Phone: (604) 669-9397
Toll Free 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca